                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 11-K




 X   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
---  ACT OF 1934
     For the year ended: December 31, 1996

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
---  EXCHANGE ACT OF 1934 For the transition period from ____ to ____.



                         Commission file number: 1-9026





                         TANDEM COMPUTERS INCORPORATED
                             401(k) INVESTMENT PLAN
                            (Full title of the Plan)





                          COMPAQ COMPUTER CORPORATION
          (Name of issuer of the securities held pursuant to the Plan)




                            20555 State Highway 249
                           Houston, Texas 77070-2698
                     (address of principal executive office)

                         Tandem Computers Incorporated
                             401(k) Investment Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1996 and 1995


                                    CONTENTS


Report of Independent Auditors...................................     1

Audited Financial Statements

Statements of Net Assets Available for Benefits
   With Fund Information.........................................     2
Statements of Changes in Net Assets Available
   for Benefits With Fund Information............................     4
Notes to Financial Statements....................................     6


Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes.......    12
Line 27d - Schedule of Reportable Transactions...................    13

                        [ERNST & YOUNG LLP LETTERHEAD]

                         Report of Independent Auditors


The Plan Administrator
Tandem Computers Incorporated
 401(k) Investment Plan


We have audited the accompanying statements of net assets available for benefits of Tandem Computers Incorporated 401(k) Investment Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                          /s/ ERNST & YOUNG LLP


May 8, 1997

                          Tandem Computers Incorporated
                             401(k) Investment Plan

Statements of Net Assets Available for Benefits With Fund Information

                               December 31, 1996


                                                                             FUND INFORMATION
                                          -----------------------------------------------------------------------------------------
                                                                               MERRILL LYNCH
                                          -----------------------------------------------------------------------------------------
                                                           FEDERAL                  EQUITY       GLOBAL
                                           READY ASSET   SECURITIES    BASIC VALUE  INDEX       HOLDINGS     CAPITAL     PACIFIC
                                           TRUST FUND       FUND          FUND      TRUST         FUND        FUND         FUND
                                          -----------------------------------------------------------------------------------------
                                                                        (In Thousands)
ASSETS
Investments:
  At fair value:
   Units of registered
   investment companies                     $  25,787    $  13,712    $ 101,552     $ 16,067    $  19,844     $ 31,608   $  24,104
  Pooled separate account                         --           --           --           --           --           --          --
  Participant loans receivable                    --           --           --           --           --           --          --
  Tandem Computers Incorporated's
   common stock                                   --           --           --           --           --           --          --
                                            ---------    ---------    ---------     --------    ---------     --------   ---------
Total investments                              25,787       13,712      101,552       16,067       19,844       31,608      24,104
                                            ---------    ---------    ---------     --------    ---------     --------   ---------

Net assets available for benefits           $  25,787    $  13,712    $ 101,552     $ 16,067    $  19,844     $ 31,608   $  24,104
                                            =========    =========    =========     ========    =========     ========   =========

                                                                           FUND INFORMATION
                                           ------------------------------------------------------------------------
                                                                                FIDELITY
                                            AMEX    PARTICIPANT      AIM        ADVISORS      TEMPLETON    TANDEM
                                           INCOME     LOAN      CONSTELLATION  HIGH YIELD      FOREIGN     STOCK
                                            FUND      FUND          FUND          FUND           FUND       FUND         TOTAL
                                          ----------------------------------------------------------------------------------------
                                                                            (In Thousands)
ASSETS
Investments:
  At fair value:
   Units of registered
   investment companies                   $    --      $    --      $  38,228      $ 3,117       $7,463    $    --     $ 286,482
  Pooled separate account                    76,795         --           --           --           --           --        76,795
  Participant loans receivable                 --         14,023         --           --           --           --        14,023
  Tandem Computers Incorporated's
   common stock                                --           --           --           --           --         13,349      13,349
                                          ---------    ---------    ---------      -------       ------    ---------   ---------
Total investments                            76,795       14,023       38,228        3,117        7,463       13,349     390,649
                                          ---------    ---------    ---------      -------       ------    ---------   ---------

Net assets available for benefits         $  76,795    $  14,023    $  38,228      $ 3,117       $7,463    $  13,349   $ 390,649
                                          =========    =========    =========      =======      =======    =========   =========



                            See accompanying notes.

                          Tandem Computers Incorporated
                             401(k) Investment Plan

    Statements of Net Assets Available for Benefits With Fund Information

                              December 31, 1995


                                                                         FUND INFORMATION
                                           --------------------------------------------------------------------------------------
                                                                          MERRILL LYNCH
                                           --------------------------------------------------------------------------------------

                                                          FEDERAL                   EQUITY       GLOBAL
                                           READY ASSET   SECURITIES   BASIC VALUE   INDEX       HOLDINGS   CAPITAL     PACIFIC
                                           TRUST FUND      FUND          FUND       TRUST         FUND      FUND        FUND
                                           --------------------------------------------------------------------------------------
                                                                     (In Thousands)
ASSETS
Investments:
  At fair value:
   Units of registered
   investment companies                   $  23,652    $  14,528    $  89,357      $ 8,756      $18,157    $  28,735   $  23,827
  Pooled separate account                      --           --           --           --           --           --          --
  Participant loans receivable                 --           --           --           --           --           --          --
  Tandem Computers Incorporated's
   common stock                                --           --           --           --           --           --          --
                                          ---------    ---------    ---------      -------       ------    ---------   ---------
Total investments                            23,652       14,528       89,357        8,756       18,157       28,735      23,827
                                          ---------    ---------    ---------      -------       ------    ---------   ---------

Net assets available for benefits         $  23,652    $  14,528    $  89,357      $ 8,756      $18,157    $  28,735   $  23,827
                                          =========    =========    =========      =======      =======    =========   =========



                                                                          FUND INFORMATION
                                          ----------------------------------------------------------------------------------
                                                                                FIDELITY
                                            AMEX    PARTICIPANT       AIM       ADVISORS    TEMPLETON    TANDEM
                                           INCOME      LOAN    CONSTELLATION   HIGH YIELD    FOREIGN     STOCK
                                            FUND       FUND        FUND          FUND         FUND        FUND       TOTAL
                                          ----------------------------------------------------------------------------------
                                                                        (In Thousands)
ASSETS
Investments:
  At fair value:
   Units of registered
   investment companies                   $    --    $    --    $  23,491      $ 4,456      $ 4,152    $   --      $ 239,111
  Pooled separate account                    78,845       --         --           --           --          --         78,845
  Participant loans receivable                 --       13,838       --           --           --          --         13,838
  Tandem Computers Incorporated's
   common stock                                --         --         --           --           --         13,500      13,500
                                          ---------  ---------  ---------      -------      -------    ---------   ---------
Total investments                            78,845     13,838     23,491        4,456        4,152       13,500     345,294
                                          ---------  ---------  ---------      -------      -------    ---------   ---------

Net assets available for benefits         $  78,845  $  13,838  $  23,491      $ 4,456      $ 4,152    $  13,500   $ 345,294
                                          =========  =========  =========      =======      =======    =========   =========


                            See accompanying notes.

                          Tandem Computers Incorporated
                             401(k) Investment Plan

Statements of Changes in Net Assets Available for Benefits With Fund Information

                          Year Ended December 31, 1996


                                                                             FUND INFORMATION
                                          -----------------------------------------------------------------------------------------
                                                                               MERRILL LYNCH
                                          -----------------------------------------------------------------------------------------
                                                           FEDERAL                  EQUITY       GLOBAL
                                           READY ASSET   SECURITIES    BASIC VALUE  INDEX       HOLDINGS     CAPITAL     PACIFIC
                                           TRUST FUND       FUND          FUND      TRUST         FUND        FUND         FUND
                                          -----------------------------------------------------------------------------------------
                                                                        (In Thousands)
 Additions to net assets
   attributed to:
     Investment income:
       Interest and dividend income         $   1,156    $     922    $   6,938    $    --      $   1,208    $   3,018   $   1,966
       Participant loan interest income
                                                 --           --           --           --           --           --          --
       Net realized and unrealized
         appreciation (depreciation) in
         fair value of investments               --           (305)       8,624        2,509        1,050          534        (523)
                                            ---------    ---------    ---------    ---------    ---------    ---------   ---------
                                                1,156          617       15,562        2,509        2,258        3,552       1,443

Contributions:
   Participants                                 1,758        1,220        6,472        2,115        1,680        2,763       2,124
   Employer                                       533          350        1,775          464          472          774         593
                                            ---------    ---------    ---------    ---------    ---------    ---------   ---------
                                                2,291        1,570        8,247        2,579        2,152        3,537       2,717

Net transfers between funds                     2,424       (1,380)      (1,313)       3,619          220       (1,183)       (418)
                                            ---------    ---------    ---------    ---------    ---------    ---------   ---------
   Total additions (deductions)                 5,871          807       22,496        8,707        4,630        5,906       3,742

Deductions from net assets attributed to:
     Benefits to terminated
       participants and participant
       withdrawals                             (3,212)      (1,329)      (8,563)      (1,199)      (2,483)      (2,544)     (2,915)
     Participant loans                           (524)        (294)      (1,738)        (197)        (460)        (489)       (550)
                                            ---------    ---------    ---------    ---------    ---------    ---------   ---------
     Total deductions                          (3,736)      (1,623)     (10,301)      (1,396)      (2,943)      (3,033)     (3,465)
                                            ---------    ---------    ---------    ---------    ---------    ---------   ---------

Increase (decrease) in net assets
   available for benefits                       2,135         (816)      12,195        7,311        1,687        2,873         277
Net assets available for benefits:
   Beginning of year                           23,652       14,528       89,357        8,756       18,157       28,735      23,827
                                            ---------    ---------    ---------    ---------    ---------    ---------   ---------

   End of year                              $  25,787    $  13,712    $ 101,552    $  16,067    $  19,844    $  31,608   $  24,104
                                            ---------    ---------    ---------    ---------    ---------    ---------   ---------


                                                                           FUND INFORMATION
                                            ---------------------------------------------------------------------------------------
                                                                                       FIDELITY
                                               AMEX      PARTICIPANT       AIM       ADVISORS HIGH  TEMPLETON   TANDEM
                                              INCOME        LOAN      CONSTELLATION   YIELD FUND     FOREIGN    STOCK
                                               FUND         FUND          FUND           FUND         FUND      FUND     TOTAL
                                           ----------------------------------------------------------------------------------------
                                                                            (In Thousands)
 Additions to net assets
   attributed to:
     Investment income:
       Interest and dividend income         $    --      $    --      $   1,283      $   693       $  292    $    --     $  17,476
       Participant loan interest income
                                                 --          1,205         --           --           --           --         1,205
       Net realized and unrealized
         appreciation (depreciation) in
         fair value of investments              4,633         --          3,156          142          688        3,341      23,849
                                            ---------    ---------    ---------    ---------       ------    ---------   ---------
                                                4,633        1,205        4,439          835          980        3,341      42,530

Contributions:
   Participants                                 4,901         --          4,640        1,012        1,027         --        29,712
   Employer                                     1,483         --          1,121          231          228         --         8,024
                                            ---------    ---------    ---------    ---------       ------    ---------   ---------
                                                6,384         --          5,761        1,243        1,255         --        37,736

Net transfers between funds                    (4,430)      (7,384)       7,651        2,441        1,932       (2,179)       --
                                            ---------    ---------    ---------    ---------       ------    ---------   ---------
   Total additions (deductions)                 6,587       (6,179)      17,851        4,519        4,167        1,162      80,266

Deductions from net assets attributed to:
     Benefits to terminated
       participants and participant
       withdrawals                             (6,813)        (703)      (2,386)        (735)        (716)      (1,313)    (34,911)
     Participant loans                         (1,824)       7,067         (728)        (123)        (140)        --          --
                                            ---------    ---------    ---------    ---------       ------    ---------   ---------
     Total deductions                          (8,637)       6,364       (3,114)        (858)        (856)      (1,313)    (34,911)
                                            ---------    ---------    ---------    ---------       ------    ---------   ---------

Increase (decrease) in net assets
   available for benefits                      (2,050)         185       14,737        3,661        3,311         (151)     45,355
Net assets available for benefits:
   Beginning of year                           78,845       13,838       23,491        4,456        4,152       13,500     345,294
                                            ---------    ---------    ---------    ---------       ------    ---------   ---------

   End of year                              $  76,795    $  14,023    $  38,228      $ 8,117       $7,463    $  13,349   $ 390,649
                                            ---------    ---------    ---------    ---------    ---------    ---------   ---------



                            See accompanying notes.

                          Tandem Computers Incorporated
                             401(k) Investment Plan

Statements of Changes in Net Assets Available for Benefits With Fund Information

                          Year Ended December 31, 1995


                                                                                FUND INFORMATION
                                           ----------------------------------------------------------------------------------------
                                                                                 MERRILL LYNCH
                                           ----------------------------------------------------------------------------------------

                                                          FEDERAL                   EQUITY       GLOBAL
                                           READY ASSET   SECURITIES   BASIC VALUE   INDEX       HOLDINGS       CAPITAL     PACIFIC
                                           TRUST FUND       FUND         FUND        TRUST        FUND          FUND         FUND
                                           ----------------------------------------------------------------------------------------
                                                                                 (In Thousands)
Additions to net assets attributed to:
   Investment income:
     Interest and dividend income           $   1,265   $     963    $   4,046    $    --     $     961    $   2,920    $     710
     Participant loan interest income            --          --           --           --          --           --           --
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments                 --         1,076       17,771        1,303       1,724        3,982          872
                                            ---------   ---------    ---------    ---------   ---------    ---------    ---------
                                                1,265       2,039       21,817        1,303       2,685        6,902        1,582
Contributions:
   Participants                                 2,022       1,474        6,497        1,219       2,060        3,126        2,971
   Employer                                       623         419        1,875          217         623          777          910
                                            ---------   ---------    ---------    ---------   ---------    ---------    ---------
                                                2,645       1,893        8,372        1,436       2,683        3,903        3,881
Transfer of assets from the Tandem
   Computers Incorporated Employee Stock
   Ownership Plan                                --          --           --           --          --           --           --
Net transfers between funds                      (213)       (944)      (1,030)       4,870      (5,368)         144       (9,612)
                                            ---------   ---------    ---------    ---------   ---------    ---------    ---------
   Total additions (deductions)                 3,697       2,988       29,159        7,609        --         10,949       (4,149)

Deductions from net assets attributed to:
   Benefits to terminated participants
     and participant withdrawals               (1,997)       (824)      (5,142)        (142)     (1,461)      (1,651)      (1,879)
   Transfers to UB Networks, Inc.
     401(k) Plan                               (1,688)     (1,202)      (3,880)        (177)     (1,777)      (1,745)      (2,437)
   Participant loans                             (720)       (328)      (2,137)        (150)       (460)        (751)        (710)
                                            ---------   ---------    ---------    ---------   ---------    ---------    ---------
   Total deductions                            (4,405)     (2,354)     (11,159)        (469)     (3,698)      (4,147)      (5,026)
                                            ---------   ---------    ---------    ---------   ---------    ---------    ---------

Increase (decrease) in net assets
   available for benefits                        (708)        634       18,000        7,140      (3,698)       6,802       (9,175)
Net assets available for benefits:
   Beginning of year                           24,360      13,894       71,357        1,616      21,855       21,933       33,002
                                            ---------   ---------    ---------    ---------   ---------    ---------    ---------

   End of year                              $  23,652   $  14,528    $  89,357    $   8,756   $  18,157    $  28,735    $  23,827
                                            ---------   ---------    ---------    ---------   ---------    ---------    ---------

                                                                                FUND INFORMATION
                                            ---------------------------------------------------------------------------------------
                                                                                       FIDELITY
                                               AMEX     PARTICIPANT       AIM         ADVISORS    TEMPLETON    TANDEM
                                              INCOME       LOAN      CONSTELLATION   HIGH YIELD    FOREIGN      STOCK
                                               FUND        FUND          FUND           FUND        FUND        FUND      TOTAL
                                           ----------------------------------------------------------------------------------------
                                                                                 (In Thousands)
Additions to net assets attributed to:
   Investment income:
     Interest and dividend income           $    --     $    --      $     742    $     161    $     243    $    --     $  12,011
     Participant loan interest income            --         1,081         --           --           --           --         1,081
     Net realized and unrealized
       appreciation (depreciation) in
       fair value of investments                4,513        --          1,078          139           10         (317)     32,151
                                            ---------   ---------    ---------    ---------    ---------    ---------   ---------
                                                4,513       1,081        1,820          300          253         (317)     45,243
Contributions:
   Participants                                 6,530        --          2,002          628          527         --        29,056
   Employer                                     1,943        --            406          102          110         --         8,005
                                            ---------   ---------    ---------    ---------    ---------    ---------   ---------
                                                8,473        --          2,408          730          637         --        37,061
Transfer of assets from the Tandem
   Computers Incorporated Employee Stock
   Ownership Plan                                --          --           --           --           --         13,817      13,817
Net transfers between funds                    (7,380)     (7,182)      19,737        3,628        3,350         --          --
                                            ---------   ---------    ---------    ---------    ---------    ---------   ---------
   Total additions (deductions)                 5,606      (6,101)      23,965        4,658        4,240       13,500      96,121

Deductions from net assets attributed to:
   Benefits to terminated participants
     and participant withdrawals               (6,441)       (616)        (101)         (96)         (21)        --       (20,371)
   Transfers to UB Networks, Inc.
     401(k) Plan                               (5,719)       (719)        --           --           --           --       (19,344)
   Participant loans                           (2,120)      7,922         (373)        (106)         (67)        --          --
                                            ---------   ---------    ---------    ---------    ---------    ---------   ---------
   Total deductions                           (14,280)      6,587         (474)        (202)         (88)        --       (39,715)
                                            ---------   ---------    ---------    ---------    ---------    ---------    ---------

Increase (decrease) in net assets
   available for benefits                      (8,674)        486       23,491        4,456        4,152       13,500      56,406
Net assets available for benefits:
   Beginning of year                           87,519      13,352         --           --           --           --       288,888
                                            ---------   ---------    ---------    ---------    ---------    ---------   ---------

   End of year                              $  78,845   $  13,838    $  23,491    $   4,456    $   4,152    $  13,500   $ 345,294
                                            ---------   ---------    ---------    ---------    ---------    ---------   ---------

                            See accompanying notes.

                          Tandem Computers Incorporated
                             401(k) Investment Plan

                          Notes to Financial Statements

                               December 31, 1996


1.   DESCRIPTION OF THE PLAN

The following description of the Tandem Computers Incorporated 401(k) Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all domestic employees of Tandem Computers Incorporated (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).


Contributions


     o Participants - Participants contributed from 1% to 18% of their pretax eligible compensation up to a maximum of $9,500 in 1996 and $9,240 in 1995.

     o Company - In 1996 and 1995, the Company matched participants' contributions as a percentage of pretax eligible compensation based on the following schedule:


                EMPLOYEE
              CONTRIBUTION                  COMPANY MATCH
              ------------                  -------------
                 1.0%                             1.0%
                 2.0%                             1.5%
                 3.0%                             2.0%
                 4.0% or more                     2.5%


Participant Accounts


Separate accounts are maintained for each participant. Participant accounts are periodically adjusted for company matching contributions, participant contributions, interest income, dividends, changes in the market value of underlying assets, payment of vested amounts to terminated participants, and participant withdrawals. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                         Tandem Computers Incorporated
                             401(k) Investment Plan

                   Notes to Financial Statements (continued)

1.   DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL (CONTINUED)

Vesting

All participant and company matching contributions and the related earned income are immediately vested.

Payment of Benefits

Upon termination of service, retirement, and/or disability, a participant may elect to receive vested benefits in a lump-sum payment or in installments over a fixed period of years not to exceed the participant's life expectancy. Benefits are recorded when paid.

Participant Loans

Each participant may borrow up to 50% of the account balance, subject to certain limitations. The minimum loan is $500 and is secured by the individual participant's accounts in the Plan. The interest rate to be charged is based on a survey of the most secured loan rates of area banks, savings and loans, and credit unions. Loan terms range from five years up to twenty-five years for the purchase of a primary residence. Loan accounts are maintained by Merrill Lynch Trust Company (the Plan Trustee). Interest income earned on participant loans is used to acquire additional units of the various funds within the Plan based on the borrowers' proportionate investment elections. Loan transactions are treated as a transfer to (from) the investment fund from (to) the loan fund.

Administrative Costs

All administrative costs of the Plan are paid by the Company.

Transfers of Assets

The assets and account balances of participants employed by UB Networks, Inc., a subsidiary of Tandem Computers Incorporated, were transferred out of the Tandem Computers Incorporated 401(k) Plan into the UB Networks, Inc. 401(k) Plan, established by UB Networks, Inc. on January 1, 1995.

                         Tandem Computers Incorporated
                             401(k) Investment Plan

                   Notes to Financial Statements (continued)


1.   DESCRIPTION OF THE PLAN (CONTINUED)

GENERAL (CONTINUED)

Transfers of Assets (continued)

The Company terminated its Employee Stock Ownership Plan in 1995. All of Tandem Computers Employee Stock Ownership Plan's net assets were transferred to the Tandem Computers Incorporated 401(k) Plan in December 1995.

2.   INVESTMENTS

Contributions, in accordance with a participant's directives, may be invested in one or more of the following funds:

SHARES OF REGISTERED INVESTMENT COMPANIES

     Merrill Lynch Ready Asset Trust Fund - The Ready Asset Trust Fund is maintained by Merrill Lynch and consists of short-term obligations of the U.S. government, bank certificates of deposit, commercial paper, bankers' acceptances, and shares of money market mutual funds.

     Merrill Lynch Federal Securities Fund - The Federal Securities Fund consists of U.S. government and government agency securities, including mortgage-backed certificates and U.S. Treasury bills, notes, and bonds.

     Merrill Lynch Basic Value Fund - The Basic Value Fund invests primarily in common and preferred stock.

     Merrill Lynch Equity Index Trust - The Equity Index Trust invests primarily in equity securities with the portfolio composition similar to the Standard & Poor's 500 composite price index.

     Merrill Lynch Global Holdings Fund - The Global Holdings Fund invests primarily in common and preferred stock, convertible securities, and corporate debt obligations of companies located in the U.S., Japan, and Western Europe.

     Merrill Lynch Capital Fund - The Capital Fund invests primarily in equity securities (stock), corporate bonds, or money market securities.

                         Tandem Computers Incorporated
                             401(k) Investment Plan

                   Notes to Financial Statements (continued)


2.   INVESTMENTS (CONTINUED)

SHARES OF REGISTERED INVESTMENT COMPANIES (CONTINUED)

     Merrill Lynch Pacific Fund - The Pacific Fund invests primarily in common and preferred stock of corporations based in the Far East or Western Pacific, including Japan, Australia, Hong Kong, and Singapore.

     AIM Constellation Fund - The AIM Constellation Fund invests in small- to medium-sized emerging growth companies seeking capital appreciation. Interest and dividend income are incidental.

     Fidelity Advisor High Yield Fund - The Fidelity Advisor High Yield Fund is an aggressively managed fund seeking higher yield and appreciation through investments in lower-rated bonds.

     Templeton Foreign Fund - The Templeton Foreign Fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside of the United States.

SHARES OF POOLED SEPARATE ACCOUNTS

     AMEX Income Fund - The American Express (AMEX) Income Fund is a pooled separate account that invests in both money market investments and guaranteed investment contracts (GICs). Withdrawals from the AMEX Income Fund may be recorded without penalty prior to the maturity of the GICs within the fund. The GICs represent deposits made with insurance companies and financial institutions with guaranteed rates of return ranging from 5.00% to 8.27%. They mature on various dates through November 2006.

                         Tandem Computers Incorporated
                             401(k) Investment Plan

                   Notes to Financial Statements (continued)

2.   INVESTMENTS (CONTINUED)

SHARES OF POOLED SEPARATE ACCOUNTS (CONTINUED)

The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares/units held by the Plan at year end. Net appreciation (depreciation) in fair value of investments includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation). Investments in the AMEX Income Fund are stated at the Plan's proportionate share (in units) of participation in the AMEX Income Fund held and invested by the AMEX Trust Company. The value of participation units owned by the Plan is based on quoted redemption values on the last business day of the plan year. Participant loans are valued at cost which approximates fair value. Investment transactions are recognized as of their trade dates. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend rate.

3.   USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4.   INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated April 1, 1994, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.   PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants are entitled to receive the value of their accounts.

                         Tandem Computers Incorporated
                            401(k) Investment Plan


                   Notes to Financial Statements (continued)



6.   RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds managed by Merrill Lynch, the Plan Trustee, and therefore, these transactions qualify as party-in-interest.

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                               DECEMBER 31,
                                                              1996       1995
                                                            --------  --------
Net assets available for benefits per the
   financial statements                                     $390,649  $345,294
Amounts allocated to withdrawing participants                 (1,296)      --
                                                            --------  --------

Net assets available for benefits per Form 5500             $389,353  $345,294
                                                            ========  ========

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:


                                                       YEARS ENDED DECEMBER 31,
                                                         1996            1995
                                                       ---------      ---------
Benefits paid to participants per the
    financial statements                               $ 34,911        $20,371
Add amounts allocated to withdrawing participants
    at December 31, 1996                                  1,296            --
Less amounts allocated to withdrawing participants
    at December 31, 1995                                    --             --
                                                       --------        -------
Benefits paid to participants per Form 5500            $ 36,207        $20,371
                                                       ========        =======


Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but have not yet been paid as of this date.

                         Tandem Computers Incorporated
                             104(k) Investment Plan

           Line 27a - Schedule of Assets Held for Investment Purposes

                               December 31, 1996


  IDENTITY OF ISSUER, BORROWER,          DESCRIPTION OF                 CURRENT
    LESSOR OR SIMILAR PARTY               INVESTMENTS        COST        VALUE
-------------------------------------------------------------------------------
                                                              (In Thousands)
*The Merrill Lynch Trust Companies:      Mutual Funds:
   Ready Asset Trust Fund                25,787 units    $  25,787    $  25,787
   Federal Securities Fund                1,431 units       13,723       13,712
   Basic Value Fund                       3,276 units       77,425      101,552
   Equity Index Trust                       327 units       12,850       16,067
   Global Holdings Fund                   1,409 units       18,020       19,844
   Capital Fund                           1,018 units       29,324       31,608
   Pacific Fund                           1,117 units       23,242       24,104
  AIM Constellation Fund                  1,513 units       34,887       38,228
  Fidelity Advisors High Yield Fund         665 units        7,928        8,117
  Templeton Foreign Fund                    720 units        6,871        7,463
  AMEX Trust Company:                 Pooled Separate
                                              Account:
   AMEX Income Fund                       1,828 units       64,513       76,795
   Tandem Computers Incorporated
   *Common Stock                        970,831 shares      12,748       13,349
*Participant loans receivable               (1)             14,023       14,023
                                                          ---------------------
Total Investments                                         $341,341     $390,649
                                                          =====================

*Party-in-interest to the Plan

(1)Consist of general purpose and home purchase loans made to participants from their account balances, which have repayment periods not to exceed five and twenty-five years, respectively. The interest rate charged for both types of loans based on prevailing rates for secured personal loans is fixed for the term of the loan. The interest rates at December 31, 1996 range from 6.2% to 12.5%.

                         Tandem Computers Incorporated
                             401(k) Investment Plan

                Line 27d -- Schedule of Reportable Transactions

                          Year ended December 31, 1996


Category (iii) -- series of transactions in excess of 5% of plan assets

                                                                                                                   Number of
                                                                                       Cost of      Net           Transactions
                                                        Aggregate      Aggregate     Investments    Gain      ----------------------
Identity of Party Involved   Description of Security    Purchases        Sales          Sold       (Loss)       Sales     Purchases
------------------------------------------------------------------------------------------------------------------------------------
 Merrill Lynch               Basic Value Fund          $24,829,009   $20,811,336    $16,697,151  $4,114,186      461          595
 Merrill Lynch               Capital Fund              $10,311,972   $ 7,844,616    $ 7,319,664  $  524,952      342          516
 Merrill Lynch               Pacific Fund              $10,630,567   $ 9,789,295    $ 9,031,522  $  757,773      331          525
 AIM Advisors, Inc.          AIM Constellation Fund    $24,138,921   $12,558,130    $11,897,132  $  660,998      343          590
 Merrill Lynch               Ready Assets Trust        $14,194,876   $12,060,511    $12,060,511  $       --      358          672
 AMEX Trust Co.              American Express Trust
                              Income Fund              $17,998,843   $24,681,529    $22,119,544  $2,561,985      477          521

There were no Category (i), (ii), or (iv) reportable transactions during 1996.

                        SIGNATURES AND POWER OF ATTORNEY


          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this Annual Report to be signed on their behalf by the undersigned thereunto duly authorized.


Date: December 31, 1997

                                     By: /s/ DOUGLAS J. RICHARDS
                                         ------------------------------------
                                        Douglas J. Richards, on behalf of the
                                        Administrative Committee of the Plan

                               INDEX TO EXHIBITS




EXHIBIT
NUMBER              DESCRIPTION
-------             -----------
  1                 Consent of Ernst & Young LLP.
